INNOVATIVE MEDTECH, INC.

December 27, 2024

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, DC 20549

Re: Innovative Medtech, Inc.

Offering Statement on Form 1-A

Filed December 20, 2024

File No. 024-12549

Ladies and Gentlemen:

On behalf of Innovative MedTech, Inc. (the “Company”), I hereby request qualification of the Company’s above-referenced offering statement (the “Offering Statement”) at 4:00 p.m. Eastern Time, on December 31, 2024, or as soon thereafter as is practicable.

The Company confirms that there are no participants in the offering contemplated by the Offering Statement that are required to clear their compensation arrangements with FINRA.

Very truly yours,

INNOVATIVE MEDTECH, INC.

/s/ Michael Friedman

Michael Friedman

Chief Executive Officer